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Dechert LLP
30 Rockefeller Plaza
New York, NY 10112

October 6, 2005

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission Division of Corporate Finance 450 Fifth Street, N.W. Washington, DC 20549-0405
Attention:	Jay Ingram Brian Bhandri
    RE:
    Federal Services Acquisition Corporation
    Registration Statement on Form S-1
    File No. 333-124638
    Amendment Filed: September 23, 2005

Ladies and Gentlemen:

        At the request of Federal Services Acquisition Corporation, a Delaware corporation (the "Company"), we are responding to comments raised by the Staff of the Securities and Exchange Commission (the "Commission") in the comment letter dated October 3, 2005 from John Reynolds of the Commission to Joel R. Jacks, Chairman and Chief Executive Officer of the Company relating to Amendment No. 5 to the Registration Statement on Form S-1 of the Company initially filed with the Commission on May 4, 2005 (the "Registration Statement"). The Registration Statement relates to the Company's initial public offering of 21,000,000 units, each unit consisting of one share of the Company's common stock and two warrants for an aggregate public offering price of $126,000,000.

        We have filed simultaneously Amendment No. 6 to the Registration Statement and have attached a marked copy of such Amendment indicating the changes that the Company has made to the Registration Statement in response to the Staff's comments as well as certain additional changes.

        The numbered paragraphs below correspond to the numbers of the paragraphs in which the comments were made. For your convenience, we have included above each response a copy of the comment to which we are responding.

Comments and Responses:

General

1.
Comment: Advise us of the reasons why, at this stage of registration, the underwriter has agreed to defer underwriting fees equal to 2% of the gross proceeds of the offering until the consummation of the initial business combination.

  Response: The Company has begun to meet with potential investors regarding the offering. These potential investors indicated that they would be more inclined to purchase the Company's units if a greater amount of proceeds of the offering were placed in the trust account. Accordingly, the underwriter agreed with the Company to defer underwriting fees equal to 2% of the gross proceeds of the offering until the consummation of the initial business combination. If the business combination is not completed, the investors in the offering will receive a greater percentage of their investment back.

2.
Comment: Advise us of the reasons behind the decision of Messrs. Jacks and Schulte, Dr. Bersoff, and FSAC Partners, LLC to increase their commitment to purchase warrants in the aftermarket. If you choose to limit your response to an indication of the confidence these individuals possess in the company's ability to effect an acquisition, please explain the basis for such confidence. In this regard, we are seeking more than merely an indication that their confidence is predicated on the collective experience of management in the federal services and defense industries.

  Response: As stated above, the Company has begun to meet with potential investors. These potential investors indicated that they will be more inclined to invest in the Company's offering if the amount of the warrant purchase commitment were increased. Accordingly, Messrs. Jacks and Schulte, Dr. Edward Bersoff and FSAC Partners, LLC agreed to spend collectively up to $2,000,000 to purchase warrants in the aftermarket. This decision was not related to any change in the confidence the initial stockholders possess in the Company's ability to effect the initial business combination.

3.
Comment: As you may be aware, the Division of Market Regulation believes that the warrant repurchase arrangement constitutes a bid or inducement during the restricted period and is therefore in violation of Regulation M. Please direct all inquiries regarding this matter to the Division of Market Regulation's Trading Practices Group at 202-551-5720.

  Response: Bingham McCutchen LLP, counsel to the Underwriter, is currently addressing this issue directly with the Division of Market Regulation's Trading Practices Group.

4.
Comment: Add disclosure addressing the termination of the distribution of the company's securities in this offering. Please do not limit your disclosure to an indication that the distribution ends at the closing of the initial public offering.

  Response: In response to the Staff's comment, we have provided the requested disclosure on page 51 of the prospectus.

        On behalf of the Company we have arranged for delivery to the attention of each of Jay Ingram and Brian Bhandri of the Commission via Federal Express for overnight delivery three copies of this response letter together with marked copies of Amendment No. 6.

        We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should you have any questions, comments or desire further information regarding any of the responses or the attached filing, please contact the undersigned at (212) 698-3679.

Sincerely,
Gerald Adler

GA:slc

(Attachments via Edgar/Enclosures via Federal Express)

cc:
Joel R. Jacks,
Chairman and Chief Executive Officer

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